Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 7, 2013

Registration No. 333-185936

Trade Street Residential, Inc.

FREE WRITING PROSPECTUS

MAY 7, 2013

This free writing prospectus is being filed to advise you of the availability of a revised preliminary prospectus, dated May 7, 2013, included in Amendment No. 6 to the Registration Statement on Form S-11 (File No. 333-185936) of Trade Street Residential, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2013 (as so amended, the “Registration Statement”), relating to the Company’s proposed offering of its common stock, and to provide you with a hyperlink to the current version of the Registration Statement. The revised preliminary prospectus included in the Registration Statement has been filed with the SEC to make the changes described in this free writing prospectus. Except for the changes described in this free writing prospectus, no other material changes have been made to the revised preliminary prospectus included in the Registration Statement. Defined terms used in this free writing prospectus, but not defined herein, have the meanings ascribed to them in the preliminary prospectus.

To review the revised preliminary prospectus included in the Registration Statement, click the following link on the SEC web site at www.sec.gov (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site):

http://www.sec.gov/Archives/edgar/data/1299901/000119312513203674/d435155ds11a.htm

The following replaces in its entirety the risk factor set forth below in the section “Risk Factors”:

The cash available for distribution to our stockholders may not be sufficient to pay distributions at expected levels, and we cannot assure you of our ability to make or increase distributions in the future.

As a REIT, we are required to distribute annually at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT qualification and other factors as our board of directors may deem relevant from time to time. For the second quarter of 2013, we declared a dividend of $0.1575 per share, which on an annualized basis is a dividend rate of $0.63 per share of common stock. Assuming a $0.63 per share dividend rate is in effect for the entire year ending December 31, 2013, we estimate that our dividend will exceed our estimated cash available for distribution for that period by approximately $5.0 million. Any excess of dividends declared by our board of directors over our cash available for distribution will be required to be funded by borrowings under our revolving credit facility to the extent we have available borrowing capacity, from proceeds of equity offerings, which may include proceeds from this offering, or from other sources of available cash. If we borrow on our revolving credit facility or use proceeds from this offering or other equity offerings to pay dividends, we will have less funding for our acquisitions, which could adversely affect our ability to implement our growth strategy and our operating results and the market trading price of our common stock could be negatively impacted. Additionally, we may not be able to make or increase distributions in the future. See “Distribution Policy” for a description of our distribution policy.

The following replaces the “Distribution Policy” section in the Registration Statement in its entirety:

DISTRIBUTION POLICY

On December 14, 2012, we declared a dividend for the third quarter of 2012 of $0.07605 per share, which was paid on December 31, 2012 to stockholders of record as of December 26, 2012. On January 25, 2013, we declared a dividend for the fourth quarter of 2012 of $0.0855 per share, which was paid on March 15, 2013 to stockholders of record on February 5, 2013. On April 15, 2013, we declared a dividend for the first quarter of 2013 of $0.0855 per share, payable on May 31, 2013 to stockholders of record on April 25, 2013. Purchasers of common stock in this offering will not receive the dividend for the first quarter of 2013.

On April 22, 2013, prior to financial information for the three month period ended March 31, 2013 becoming available, we declared a dividend for the second quarter of 2013 of $0.1575 per share, payable on July 12, 2013 to stockholders of record on June 14, 2013, including purchasers of common stock in this offering. This dividend equates to an annual dividend rate of $0.63 per share. In authorizing this dividend, our board of directors considered our projected operating results for 2013, our debt maturities for 2013 and the potential for refinancing or extending the maturity of such debt, our anticipated capital expenditures for 2013, our cash resources, including cash on hand, availability under our revolving credit facility and expected proceeds from this offering, and the dividend rates as a percentage of market stock prices paid by comparable multifamily REITs.

While our board of directors has not yet determined the dividend we will pay for the third quarter of 2013 or thereafter, we intend to continue to pay quarterly dividends so as to satisfy the distribution requirements applicable to REITs, and we expect to distribute all or substantially all of our REIT taxable income to eliminate or minimize our obligation to pay income or excise taxes. The Code generally requires that a REIT distribute at least 90% of its annual adjusted REIT taxable income each taxable year, determined without regard to the deduction for dividends paid and excluding any net capital gain.

All future distributions will be determined by our board of directors in its sole discretion out of funds legally available therefor. When determining the amount of future distributions, our board of directors will consider, among other factors, (i) the amount of cash available for distribution, (ii) our expectations of future cash flows, including cash flows from financing and investing activities, (iii) our determination of near-term cash needs for debt repayments and other purposes, including selective acquisitions of new properties and property capital improvements, (iv) our ability to continue to access additional sources of capital, (v) the amount required to be distributed to maintain our status as a REIT and to reduce any income and excise taxes that we otherwise would be required to pay and (vi) any limitations on our distributions contained in our credit or other agreements.

We cannot assure you that we will generate sufficient cash flows to make distributions to our stockholders or that we will be able to sustain our current rate of distributions. If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, borrow funds, sell assets or reduce such distributions. In addition, we may fund our quarterly distributions out of the net proceeds of this offering or proceeds from future equity offerings to the extent other sources of cash are insufficient to fund our distributions, which could adversely impact our results of operations. As set forth in the table below, unless our operating cash flow increases, we may be required to fund the portion of the distribution for the second quarter of 2013 that exceeds our cash available for distribution from proceeds of this offering. Our distribution policy enables us to review the alternative funding sources available to us from time to time. Our actual results of operations will be affected by a number of factors, including the revenues we receive from our properties, our operating expenses, interest expense and unanticipated capital expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see “Risk Factors.”

We have estimated our cash available for distribution for the year ending December 31, 2013 by making certain adjustments to our pro forma consolidated loss from continuing operations for the year ended December 31, 2012 as described in the table below. Our estimate of cash available for distribution does not include the effect of any changes in our working capital. Moreover, the table assumes that our distribution rate for the year ending December 31, 2013 is $0.63 per share, while in fact the distribution rate for the first quarter of 2013 was $0.0855 per share, which if added to three quarterly distributions of $0.1575 would result in a distribution rate for the year ending December 31, 2013 of $0.558 per share. The table also assumes that we complete no acquisitions other than the acquisitions described under “Use of Proceeds.”

We have provided the information below solely for the purpose of estimating cash available for distribution for the year ending December 31, 2013. Such estimate has been made based on the assumptions set forth in the footnotes to the table below. The assumptions are based primarily on historical financial or operating data, and our actual results in 2013 and later years may differ significantly from our assumptions and our historical results; therefore, our actual cash available for distribution for the year ending December 31, 2013 may differ significantly from the estimate below. See “Cautionary Note Regarding Forward-Looking Statements.” We do not intend this estimate to be a projection or forecast of our actual results of operations or our liquidity and have estimated cash available for distribution for the sole purpose of providing information to you of our ability to fund our dividends at our current annual dividend rate of $0.63 per share. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to make distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future distributions.

As illustrated in the table below, the distributions we would pay during the twelve months following completion of the offering at an assumed annual rate of $0.63 per share exceed our estimated cash available for distribution for the year ending December 31, 2013 by approximately $5.0 million. If we are unable to generate sufficient earnings or we are unable to borrow funds under our revolving credit facility to fund distributions, a portion of our distributions may represent a return of capital for U.S. federal income tax purposes. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see “Material U.S. Federal Income Tax Considerations.”

The following table describes our pro forma consolidated loss from continuing operations, for the year ended December 31, 2012, and the adjustments that we have made thereto to estimate our cash available for distribution for the year ending December 31, 2013. For purposes of estimating cash available for distribution for the year ending December 31, 2013, we have assumed that our historical rates of resident retention and replacement of departing residents will continue and that our turnover cost with respect to departing residents will remain at the historical rates reflected in the pro forma property expense. We have no reason to believe that renewal rates or rates of replacement of departing residents will decline in 2013 or that our turnover cost will materially increase.

Pro forma consolidated loss from continuing operations		$(16,165,020)
Add:	Pro forma depreciation and amortization	15,544,682
Add:	Non-recurring cost from recapitalization (1)	1,851,459
Add:	Amortization of The Beckanna on Glenwood unfavorable ground lease (2)	415,000
Add:	Non-recurring third party property management fees, less incremental increase in G&A expenses for the period from January 1, 2012 to May 31, 2012 (1)	293,858
Add:	Restricted stock expense (3)	754,687
Add:	Incremental net operating income from the Estates at Millenia (4)	1,834,888
Add:	Incremental net operating income from Woodfield Creekstone (5)	1,332,843
Add:	Amortization of deferred financing costs (non-cash) (6)	1,255,479
Less:	Non-recurring revenue from advisory fees (1)	(189,980)
Less:	Dividend on Class A preferred stock	(309,130)
Less:	Distribution on Class B contingent units	(316,373)
Less:	Incremental interest expense on Estates at Millenia and Woodfield Creekstone (7)	(1,371,743)

Estimated cash flow from operating activities for the year ending December 31, 2013		4,930,650

Estimated cash used in investing activities for the year ending December 31, 2013 (8):
Less:	Estimated recurring capital expenditures (9)	(783,251)
Less:	Estimated non-recurring capital expenditures (10)	(467,500)

Estimated cash used in investing activities for the year ending December 31, 2013 (8)		(1,250,751)

Estimated cash flow used in financing activities for the year ending December 31, 2013:
Less:	Scheduled loan principal payments (11)	(1,126,925)
Less:	Fees on anticipated refinancings (12)	(504,500)

Estimated cash used in financing activities for the year ending December 31, 2013		(1,631,425)

Estimated cash available for distribution for the year ending December 31, 2013		$2,048,474
Total initial estimated annual distribution to common stockholders at $0.63 annual rate (13)		$7,078,956
Payout ratio		345.6%
Shortfall of estimated cash available for initial estimated annual distribution to common stockholders at $0.63 annual rate		$(5,030,482)
Net proceeds available for general corporate purposes and working capital, which may include future acquisitions, the repayment of indebtedness and the funding of capital improvements at our apartment communities (see “Use of Proceeds”)		$15,900,000

(1)	On June 1, 2012, we consummated our recapitalization, incurring $1,851,459 of expenses in connection with that transaction, which expenses are not recurring and have been added to pro forma consolidated loss from continuing operations in estimating cash available for distribution. At the time of the recapitalization, Trade Street Company was integrated with us as a self-administered and self-managed REIT, and we assumed the overhead and property management costs formerly borne by Trade Street Capital and certain third party property managers. At such time, TSIA discontinued receiving advisory fees, and the limited liability companies that own our properties discontinued paying property management fees. For the year ended December 31, 2012, advisory fees received by TSIA were $189,980, which have been subtracted in estimating cash available for distribution, and Trade Street Company incurred third party property management fees of $706,358, which have been added in estimating cash available for distribution, as advisory fee revenue will not be received, nor will third party management fees be paid with respect to our current portfolio, during 2013. However, our pro forma consolidated loss from continuing operations for the year ended December 31, 2012 includes only 7 months of property management expenses incurred by us. Therefore, in estimating cash available for distribution, we have subtracted from pro forma consolidated loss from continuing operations an estimated increase in general and administrative expenses of $412,500, as a result of the addition of a Director of Property Operations, a Director of Property Accounting, a Senior Property Accountant, two Regional Property Managers, a Property Accountant and two Accounts Payable personnel. The estimate is based on the incremental compensation cost of such personnel not included in pro forma consolidated loss from continuing operations. This additional compensation expense is the result of the termination of third party property management arrangements after our recapitalization on June 1, 2012.

(2)	In connection with the purchase of The Beckanna on Glenwood in October 2011, we assumed a non-cancellable operating ground lease. We expense the rental on the ground lease on a straight-line basis. We have added to pro forma consolidated loss from continuing operations the difference between cash rent payments and straight-line expense with respect to this ground lease net of amortization of the unfavorable ground lease obligation.
(3)	Our board of directors has approved the grant to certain of our officers and employees of $3,018,750 of shares of restricted common stock at the time of the offering. These shares of restricted stock will vest ratably over a four year period. We have included $754,687 of expense in general and administrative expenses in our pro forma condensed consolidated statement of operations for the year ended December 31, 2012, which expense is a non-cash expense. Accordingly, we have added that expense to pro forma consolidated loss from continuing operations in estimating our cash available for distribution for the year ended December 31, 2013.
(4)	Estates at Millenia is a newly-constructed property in Orlando, Florida acquired by us in December 2012. A certificate of occupancy was issued, and lease-up of the property commenced in June 2012. Physical occupancy has increased each month. We have included historical net operating income for the three months ended March 31, 2013 and assumed annualized April 2013 net operating income from the property for purposes of estimating cash flow from operating activities for the nine months ending December 31, 2013, as we believe annualizing April 2013 net operating income is more indicative of continuing operating income from that property than other available historical data. As the property completes its lease-up phase, we expect that the actual operating results for the nine months ending December 31, 2013 will significantly improve as occupancy increases and will provide additional cash flow from operating activities that is not reflected in our estimated cash available for distribution. For units for which we have executed leases that are not yet occupied, we have assumed rental income beginning June 1, 2013 until December 31, 2013, as the time between a lease being signed and the tenant moving into the unit averages 30 days. We do not believe there are material additional expenses associated with the increased occupancy and rental income. The following reflects the computation of incremental net operating income from Estates at Millenia:

Historical net operating income for the three months ended March 31, 2013			$412,984
Net operating income for April 2013		$168,447
Annualized net operating income from Estates at Millenia for nine months ending December 31, 2013			1,516,023
Add:	Rent for 19 units for which leases are signed but units are not occupied, based on the monthly effective rent per unit of $1,192 per occupied unit for the three months ended March 31, 2013, assuming rental income from June 1, 2013 to December 31, 2013		158,536
Less:	Income from operations for the year ended December 31, 2012. See column P to the unaudited pro forma consolidated statement of operations for the year ended December 31, 2012.		(252,655)

Incremental net operating income from Estates at Millenia			$1,834,888

(5)

Woodfield Creekstone is a newly-constructed property in Durham, North Carolina that we plan to acquire with proceeds from this offering. Leasing of the property commenced in August 2012. Physical occupancy has increased each month. We have included historical net operating income for the three months ended March 31, 2013 and assumed annualized March 2013 net operating income from the property for purposes of estimating cash flow from operating activities for the nine months ending December 31, 2013, as we believe annualizing March 2013 net operating income, the latest available data, is more indicative of continuing operating income from that property than other available historical data. As the property completes its lease-up phase, we expect that the actual operating results for the nine months ending December 31, 2013 will significantly improve as occupancy increases and will provide additional cash flow from operating activities that is not reflected in our estimated cash available for distribution. For units for which we have executed leases that are not yet occupied, we have assumed rental income beginning June 1, 2013 until December 31, 2013, as the time between a lease being signed and the tenant moving into the unit averages 30 days. We do not believe there are material additional expenses associated with the increased occupancy and rental income. The following reflects the computation of incremental net operating income from Woodfield Creekstone:

Historical net operating income for the three months ended March 31, 2013			$196,347
Net operating income for March 2013		$93,547
Annualized net operating income from Woodfield Creekstone for nine months ending December 31, 2013			841,923
Add:	Rent for 27 units for which leases are signed but the units are not occupied, based on the current average effective rent of $1,016 per occupied unit for March 2013, assuming rental income from June 1, 2013 to December 31, 2013		192,024
Add:	Loss from operations (see column S to the unaudited pro forma consolidated statement of operations for the year ended December 31, 2012)		102,549

Incremental net operating income from Woodfield Creekstone			$1,332,843

(6)	Amortization of deferred financing cost represents a non-cash charge to interest expense of a proportionate amount of loan fees and expenses incurred in connection with the financing of our properties. The adjustment for amortization of deferred financing costs consists of the following components:

Historical amortization of deferred financing cost for the year ended December 31, 2012		$964,000
Add:	Pro forma amortization of deferred financing cost for the year ended December 31, 2012 with respect to financing on properties acquired in 2012 and 2013 and pending acquisitions (consists of Westmont Commons ($22,197), Estates at Millenia ($242,832), Vintage at Madison Crossing ($14,330) and Woodfield Creekstone ($12,120)). See “Pro Forma Financial Information – Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2012 – Note W.”	291,479

Adjustment for amortization of deferred financing cost		$1,255,479

(7)	Represents estimated incremental interest expense for our debt on Estates at Millenia, which was purchased on December 3, 2012, and Woodfield Creekstone, which we intend to purchase with proceeds of this offering. The adjustment for the incremental interest expense consists of the following components:

Contractual cash interest on Estates at Millenia loan		$2,010,000
Contractual cash interest on Woodfield Creekstone loan		902,100
Less:	Cash interest expense included in pro forma adjustment for Estates at Millenia	(1,004,813)
Less:	Estates at Millenia cash interest expense from December 3, 2012 through December 31, 2012	(159,669)
Less:	Cash interest expense included in pro forma adjustment for Woodfield Creekstone	(375,875)

Incremental cash interest expense on Estates at Millenia and Woodfield Creekstone		$1,371,743

(8)	Although we have entered into binding contracts to purchase the Estates at Wakefield and Fountains at New Bern, both of which are currently under construction, for an aggregate purchase price of $71.3 million, the costs associated with the acquisition of these properties are not included in the estimate of cash available for distribution, as such acquisitions are not probable because the net proceeds from this offering are not sufficient to fully finance the acquisition of these properties and no assurance can be made that we will succeed in obtaining permanent financing to finance all or a portion of the purchase prices of these properties. Additionally, our estimate of cash available for distribution does not include any development or associated costs related to the development of Estates at Maitland and Midlothian Town Center—East, two of our Land Investments that we may begin developing in the next year, as we intend to primarily complete development of these properties in unconsolidated joint ventures with third party developers with no expected impact on cash flows.

(9)	Estimated recurring capital expenditures represents generally operating replacements that substantially extend the useful lives of our properties and regularly occur in the normal course of business of operating and maintaining our assets, which replacements include appliances, carpeting and flooring, window glass replacements, HVAC, kitchen and bath cabinets, roof replacements, site improvements and exterior building improvements. For purposes of estimating cash available for distribution, we have subtracted actual 2012 capital expenditures of $588,569 plus estimated capital expenditures at our historical rate of $213 per unit for completed acquisitions (Westmont Commons – 252 units; Vintage at Madison Crossing – 178 units) and pending acquisitions (Woodfield St. James – 244 units) and the Estates at Perimeter (240 units), which was unconsolidated in 2012, but is expected to be consolidated following the offering, as we intend to purchase the remaining 50% equity interest from our joint venture partner with proceeds from this offering. See “Use of Proceeds.” We have not included the apartment units contained in our Estates at Millenia and Woodfield Creekstone apartment communities, as those apartment communities are newly-constructed, in their lease-up phase, and unlikely to incur any material capital expenditures during 2013 due to the newness of the properties. We operate only garden-style apartment communities, which are leased to tenants pursuant to one-year leases, and we are not obligated to provide any tenant improvements to our tenants and do not incur any leasing commission costs with respect to our leases.
(10)	Represents expected revenue enhancing non-recurring capital expenditures in 2013 at our Arbors River Oaks property in the amount of $454,000 and our Vintage at Madison Crossing property in the amount of $13,500.
(11)	We have scheduled principal payments on mortgage loans during the year ending December 31, 2013 of $1,126,925, excluding principal payments and scheduled payments of principal due upon maturity on mortgage loans in respect of the following properties: (i) the Estates at Millenia, which currently requires interest-only payments and for which we have begun discussions with a lender for refinancing on an interest-only basis for a period of years; (ii) The Pointe at Canyon Ridge, which currently requires interest-only payments and for which we have submitted an application with preliminary terms to a new lender for a new Fannie Mae loan on an interest-only basis for a period of one to two years; and (iii) The Estates at Maitland, which was refinanced on April 25, 2013, pursuant to the terms of a previously received commitment, with a new one-year loan that requires interest-only payments and can be extended at our option, except that we have included scheduled principal payments that were paid on The Estates at Maitland loan prior to the refinancing. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”
(12)	We expect to refinance our mortgage loans secured by our Pointe at Canyon Ridge apartment community, which matures May 31, 2013, and our Estates at Millenia apartment community, which matures December 2, 2013. In connection with the refinancing of the Pointe at Canyon Ridge mortgage loan, we will be required to pay a fee of $330,000. In connection with the refinancing of the Estates at Millenia, we will be required to pay a fee of $174,500. While both loans contain yield maintenance provisions, at the anticipated date of refinancing each loan we will have paid enough in aggregate interest such that no yield maintenance will be owed. Accordingly, no yield maintenance payments have been recorded in the table above.
(13)	Represents the estimated aggregate distributions on 11,236,438 shares of common stock, the estimated number of shares of common stock to be outstanding after this offering (see “Prospectus Summary – The Offering”), based on an annualized dividend of $0.63 per share (equal to the dividend of $0.1575 per share declared for the second quarter of 2013). There are no common units in the operating partnership outstanding that are not held by us.

Feldman did not declare or pay any distributions in 2011. The table below sets forth the quarterly distributions paid or payable per share to our stockholders since our recapitalization in June 2012. The amounts represented in the table have been adjusted for the 1-for-150 reverse stock split of shares of our common stock that was effected on January 17, 2013.

Distributions Per Share of Common Stock/Common Unit
2012
Third Quarter	$0.07605
Fourth Quarter	$0.08550

2013
First Quarter	$0.08550
Second Quarter	$0.1575

Where to Find Additional Information

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Sandler O’Neill & Partners, L.P. toll-free at 1-866-805-4128.